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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from                              to

Commission File Number 0-10964

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAXWELL TECHNOLOGIES, INC. 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAXWELL TECHNOLOGIES, INC.
8888 Balboa Avenue
San Diego, CA 92123

Maxwell Technologies, Inc.
401(k) Savings Plan

Audited Financial Statements and
Supplemental Schedules

Year ended December 31, 2001

Report of Independent Auditors

Maxwell Technologies, Inc. as
Plan Administrator of Maxwell Technologies, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Maxwell Technologies, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and non-exempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 10, 2002

Maxwell Technologies, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2001	2000
Investments, at fair value:
Declared rate funds	$18,741,468	$24,536,732
Pooled separate accounts	20,448,185	37,027,083
Common stock	442,902	561,934
Participant loans	236,698	627,426

Total investments	39,869,253	62,753,175
Receivables:
Employee contributions receivable	36,129	167,376
Employer contributions receivable	10,553	49,850

Total receivables	46,682	217,226

Net assets available for benefits	$39,915,935	$62,970,401

See accompanying notes.

Maxwell Technologies, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2001

Additions:
Employee contributions	$1,762,024
Rollover contributions	211,370
Employer contributions	474,587
Transferred assets	133,122
Interest	1,215,983

Total additions	3,797,086
Deductions:
Benefits paid to participants	21,609,061
Administrative expenses	17,259
Net depreciation in fair value of investments	5,225,232

Total deductions	26,851,552

Net decrease	(23,054,466)
Net assets available for benefits:
Beginning of year	62,970,401

End of year	$39,915,935

See accompanying notes.

Maxwell Technologies, Inc.
401(k) Savings Plan

Notes to Financial Statements

December 31, 2001

1. Significant Accounting Policies

Basis of Accounting

        The financial statements of the Maxwell Technologies, Inc. (the "Company") 401(k) Savings Plan (the "Plan") are prepared on the accrual basis of accounting.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        Investments in pooled separate accounts are valued at current fair value, which represents the net asset value of units held at year-end. Maxwell Technologies Common Stock is valued at fair value based on quoted market price. Declared rate funds (CIGNA Guaranteed Long-Term Fund and Guaranteed Short-Term Fund) are valued at fair value, which approximates market rates. Interest rates are adjusted semiannually. Declared rate funds have no maturity dates or penalties for early withdrawals. The funds are not fully benefit responsive. Upon the Plan's discontinuance with CIGNA, CIGNA has the right to hold the fund's assets for five years and pay it out to the Plan Sponsor in annual installments. There are no reserves against the declared rate fund value for credit risk of the rate fund issuer or otherwise. The participant loans are valued at cost, which approximates fair value.

        The CIGNA Guaranteed Long-Term Fund consists of two components; the Guaranteed Long-Term Fund which invests primarily in high-quality fixed income instruments, principally intermediate term bonds and commercial mortgages within Connecticut General's General Account and a short-term cash component held in the insurance company's Guaranteed Short-Term Account which consists of unallocated funds at year end.

        Purchases and sales of investments are reflected on the trade dates. Interest income is recorded on the accrual basis.

2. Description of the Plan

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan. The effective date of the Plan is August 1, 1983. The Plan was amended and restated in its entirety effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        The Plan is exposed to credit risk in the event of default by the financial institutions or issuers of the investments to the extent of the amounts recorded on the statement of net assets available for benefits.

Eligibility

        Employees of the Company who have at least 30 days of service are eligible to enter the Plan. After one year of service, employees are eligible to participate in the Company's matching and discretionary contributions. An eligible employee may enter the Plan as an active member on the first day of a full payroll period.

Contributions

        Participants may contribute up to 15% of pretax annual compensation, subject to the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.

        Participants may elect to make after-tax contributions to their own account and designate the manner in which these funds will be invested. Such voluntary contributions may be up to 10% of compensation less the amount of Tax-Deferred Contributions participants made during the year.

        The Company's matching contribution is 50% of the first 6% of base compensation that a participant contributes to the Plan.

        The Company may also make annual discretionary contributions in an amount determined at the Plan year-end. The discretionary contribution is allocated to participants in the ratio that their compensation bears to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions in 2001.

Participant Accounts

        Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

        A participant is immediately vested in his contributions to the Plan as well as the employer's contributions to the Plan.

Hardship Withdrawals

        Participants may withdraw all or a percentage of their account balances attributable to their own contributions upon approval of the Plan Administrator and subject to Internal Revenue Service hardship withdrawal rules. After making a withdrawal, a participant is suspended from making additional contributions for a period of twelve months from the effective date of the withdrawal.

Withdrawals

        Participants may make a cash withdrawal at any time from their After-Tax Contributions Sub-Account.

Participant Notes Receivable

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan

Administrator. Interest rates range from 7% to 11%. Principal and interest is paid through payroll deductions. Participants may have up to two outstanding loans at a time.

Payments of Benefits

        Upon termination of service, death, disability or retirement, a participant or his beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive installment payments. If the participant's account is $5,000 or less, the Company may distribute the entire balance in a lump sum.

        Amounts allocated to withdrawing participants for benefit claims that have been processed and approved prior to Plan year end, but not paid, totaled $16,786 and $260,193 at December 31, 2001 and 2000, respectively.

Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

3. Investments

        The Connecticut General Life Insurance Company, custodian of the Plan, holds the Plan's investments and executes all investment transactions.

        During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Pooled separate accounts	$(5,054,497)
Common stock	(170,735)

$(5,225,232)

        The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31,
	2001	2000
CIGNA Guaranteed Long-Term Fund	$18,741,468	$24,536,665
Chtr Lg. Co. Stock Growth II—Morgan	4,329,103	7,642,098
CIGNA Stock Market Index Fund	4,176,882	7,100,209
CIGNA Lifetime 40 Fund	3,533,583	6,967,082
Janus Worldwide Fund	2,323,717	5,808,887
Invesco Dynamics	2,946,611	5,534,069

4. Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated April 14, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

5. Differences Between Financial Statements and Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2001 and 2000:

	2001	2000
Net assets available for benefits per the financial statements	$39,915,935	$62,970,401
Benefits payable	—	(260,193)

Net assets available for benefits per the Form 5500	$39,915,935	$62,710,208

Supplemental Schedules

Maxwell Technologies, Inc.
401(k) Savings Plan

Employer ID# 95-2390133 Plan #002

Schedule H, Line 4d—Schedule of Non-Exempt Transactions

Year Ended December 31, 2001

(a) Identity of Party Involved	(b) Relation to Plan Employer or Other Party-in-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
Maxwell Technologies, Inc.	Employer/Plan Sponsor	Contributions totaling $143,311 for the payroll period of January 21, 2001 were deposited on February 26 and March 1, 2001.

Maxwell Technologies, Inc.
401(k) Savings Plan

Employer ID# 95-2390133 Plan #002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of Issue	(c) Description of Asset	(d) Current Value
*	Connecticut General Life Insurance Company:
	CIGNA Guaranteed Long-Term Fund	346,577.8972 units	$18,741,468
	Pooled separate accounts:
	CIGNA Stock Market Index Fund	66,568.2122 units	4,176,882
	CIGNA Lifetime 20 Fund	23,793.0725 units	519,123
	CIGNA Lifetime 30 Fund	22,430.1081 units	486,734
	CIGNA Lifetime 40 Fund	171,551.1915 units	3,533,583
	CIGNA Lifetime 50 Fund	12,953.8774 units	260,869
	CIGNA Lifetime 60 Fund	8,342.4161 units	155,910
	Janus Worldwide Fund	40,506.2505 units	2,323,717
	Core Bond Enhanced Index Fund	11,869.7712 units	141,731
	Charter High Yield Bond — CIGNA	14,530.0813 units	123,622
	Charter Large Company Stock Value I — Levin	26,268.1575 units	401,931
	Charter Large Company Stock Growth II — Morgan	392,037.6668 units	4,329,103
	Invesco Dynamics	127,103.7928 units	2,946,611
	Charter Small Company Stock Value I — Berger	46,554.8279 units	821,961
	Charter Small Company Stock Growth II — Timessquare	12,279.4413 units	191,850
	Mid Cap Value Wellington Management	1,309.6066 units	15,350
	Mid Cap Growth Artisan Partners	2,160.8734 units	19,208
*	Participant loans	7%-11% interest; various maturities	236,698
*	Maxwell Technologies, Inc. Common Stock	44,981.0024 shares	442,902

			$39,869,253

      *
      Party-in-interest to the Plan.

Signatures

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Maxwell Technologies, Inc. 401(k) Savings Plan (Name of Plan)
Date: June 28, 2002	/s/ James A. Baumker James A. Baumker, Vice President and Chief Financial Officer

QuickLinks

Report of Independent Auditors
Supplemental Schedules
Schedule H, Line 4d—Schedule of Non-Exempt Transactions Year Ended December 31, 2001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001
Signatures